UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Crimson Wine Group, Ltd.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

22662X100
(CUSIP Number)

John D. Cumming c/o Crimson Wine Group, Ltd. 5901 Silverado Trail Napa, California 94558 (800) 486-0503	Teton Holdings Corporation CCS PO Box 4902 Jackson, Wyoming 83001 (307) 734-0708

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22662X100
1	Names of Reporting Persons John D. Cumming
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 939,193
	8	Shared Voting Power 2,438,314
	9	Sole Dispositive Power 939,193
	10	Shared Dispositive Power 2,438,314
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,377,507
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.5%
14	Type of Reporting Person IN

CUSIP No. 22662X100
1	Names of Reporting Persons The Ian M. Cumming Charitable Lead Annuity Trust
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,410,828
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,410,828
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,410,828
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%
14	Type of Reporting Person OO

CUSIP No. 22662X100
1	Names of Reporting Persons Teton Holdings Corporation CCS
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,410,828
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,410,828
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,410,828
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.4%
14	Type of Reporting Person OO

CUSIP No. 22662X100
1	Names of Reporting Persons David Cumming
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,438,314
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,438,314
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,438,314
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 10.5%
14	Type of Reporting Person IN

This Amendment No. 2 (“Amendment No. 2”) amends and supplements that certain Statement on Schedule 13D filed on May 23, 2018, as amended by Amendment No. 1 to Schedule 13D filed on September 21, 2020 (as amended, the “Schedule 13D”) by (i) John D. Cumming, (ii) the Ian M. Cumming Charitable Lead Annuity Trust (the “CLAT”), (iii) Teton Holdings Corporation CCS (“Teton”), and (iv) David Cumming (collectively, the “Reporting Persons”), with respect to the common stock, $0.01 per share par value (the “Common Stock”), of Crimson Wine Group, Ltd., a Delaware corporation (the “Company”).
Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5. Interest in Securities of Issuer
Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:
(a) – (b) The percentage of shares owned is based upon 23,243,476 shares of Common Stock issued and outstanding as of May 7, 2021 as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 13, 2021. As of the date of this filing, the Reporting Persons beneficially own the following shares of Common Stock:
(i)John D. Cumming beneficially owns 3,377,507 shares of Common Stock, representing 14.5% of the issued and outstanding Common Stock. As a member of the investment committee of Teton, John D. Cumming has shared voting and dispositive power over the 2,410,828 shares of Common Stock held by the CLAT. John D. Cumming also has shared voting and dispositive power over 27,486 shares of Common Stock held by the Cumming Foundation, a private charitable foundation, of which he serves as a trustee. John D. Cumming directly owns 939,193 shares of Common Stock and has sole voting and dispositive power over such shares. John D. Cumming disclaims any excess of his pecuniary interest in the 2,410,828 shares of Common Stock held by the CLAT and disclaims a pecuniary interest in the 27,486 shares of Common Stock held by the Cumming Foundation, and the inclusion of these shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.
(ii)The CLAT beneficially owns 2,410,828 shares of Common Stock, representing approximately 10.4% of the issued and outstanding Common Stock. The CLAT has sole voting and dispositive power over such shares of Common Stock.
(iii)Teton, as the trustee of the CLAT, beneficially owns 2,410,828 shares of Common Stock, representing 10.4% of the issued and outstanding Common Stock. As the trustee of the CLAT, Teton has sole voting and dispositive power over the 2,410,828 shares of Common Stock held by the CLAT.
(iv)David Cumming beneficially owns 2,438,314 shares of Common Stock, representing 10.5% of the issued and outstanding Common Stock. As a member of the investment committee of Teton, David Cumming has shared voting and dispositive power over the 2,410,828 shares of Common Stock held by the CLAT. David Cumming also has shared voting and dispositive power over 27,486 shares of Common Stock held by the Cumming

Foundation, a private charitable foundation, of which he serves as a trustee. David Cumming disclaims any excess of his pecuniary interest in the 2,410,828 shares of Common Stock held by the CLAT and disclaims a pecuniary interest in the 27,486 shares of Common Stock held by the Cumming Foundation, and the inclusion of these shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.
(c) Except as otherwise described herein, neither the CLAT, Teton nor David Cumming have effected any transactions in Common Stock within 60 days prior to the date of this filing or within 60 days prior to the Transfer Date.
The following table sets forth all of the transactions in Common Stock effected by John D. Cumming within 60 days prior to the date of this filing. The transaction listed below was a privately negotiated purchase from an existing stockholder of the Company.

Date of Transaction	Amount of Securities	Price Per Share
May 24, 2021	359,646	$8.65

Item 7. Material to be Filed as Exhibits.
Exhibit 1.    Joint Filing Agreement of the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 5/25/2021

By:    /s/ John D. Cumming
John D. Cumming

By:    /s/ David Cumming
David Cumming

The Ian M. Cumming Charitable Lead Annuity Trust
By:    Teton Holdings Corporation CCS, its trustee

By:    /s/ Catherine Handley
    Catherine Handley, as Trust Committee Member

Teton Holdings Corporation CCS

By:    /s/ Catherine Handley
Catherine Handley, as Trust Committee Member

Exhibit 1
JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned parties hereby agrees to file jointly the Schedule 13D (including any amendments thereto) (the “Statement”) with respect to the acquisition or disposition of common stock, $0.01 par value per share (the “Common Stock”), of Crimson Wine Group, Ltd., a Delaware corporation (the “Company”).

    Each of the undersigned parties agrees that each is responsible for the timely filing of the Statement, and for the completeness and accuracy of the information concerning such party contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other parties making the filing unless such party knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: 5/25/2021

By:    /s/ John D. Cumming
John D. Cumming

By:    /s/ David Cumming
David Cumming

The Ian M. Cumming Charitable Lead Annuity Trust
By:    Teton Holdings Corporation CCS, its trustee

By:    /s/ Catherine Handley
    Catherine Handley, as Trust Committee Member

Teton Holdings Corporation CCS

By:    /s/ Catherine Handley
Catherine Handley, as Trust Committee Member